UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-35298

OCEAN RIG UDW INC.

Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman, Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of Ocean Rig UDW Inc. (the "Company") as of and for the six-month period ended June 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: September 13, 2017	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "Ocean Rig" or the "Company" or "we" shall include Ocean Rig UDW Inc. (in provisional liquidation) or "UDW" and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (the "Commission") on June 30, 2016. See also the discussion in the section entitled "Forward Looking Statements" below.
Unaudited Results of Operations
Six-months ended June 30, 2017 compared to the six-months ended June 30, 2016.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)
	Six-months ended June 30,		Change
	2016	2017	Amount	%
REVENUES:
Total revenues	$960,563	$587,317	$(373,246)	(38.9)%

EXPENSES:
Drilling units operating expenses	256,998	146,194	(110,804)	(43.1)%
Depreciation and amortization	168,766	62,649	(106,117)	(62.9)%
General and administrative expenses	45,805	31,091	(14,714)	(32.1)%
Loss on sale of fixed assets	-	139	139	100.0%
Legal settlements and other, net	(6,677)	-	6,677	(100.0)%
Operating income	495,671	347,244	(148,427)	(29.9)%

OTHER INCOME/ (EXPENSES):
Interest and finance costs	(115,978)	(124,357)	(8,379)	7.2%
Interest income	1,286	3,148	1,862	144.8%
Loss on interest rate swaps	(6,547)	-	6,547	(100.0)%
Reorganization expenses	-	(41,043)	(41,043)	(100.0)%
Gain from repurchase of senior notes	125,001	-	(125,001)	(100.0)%
Other, net	(10)	1,212	1,222	(12,217.7)%
Total other income/ (expenses), net	3,752	(161,040)	(164,792)	(4,392.1)%

INCOME BEFORE INCOME TAXES	499,423	186,204	(313,219)	(62.7)%
Income taxes	(55,335)	(37,013)	18,322	(33.1)%
NET INCOME	$444,088	$149,191	$(294,897)	(66.4)%

Revenues
Revenues from drilling contracts decreased by $373.3 million, or 38.9%, to $587.3 million for the six-month period ended June 30, 2017, as compared to $960.6 million for the six-month period ended June 30, 2016. The decrease is mainly attributable to the decreased operations of the whole fleet, counterbalanced by increased revenues of $5.6 million from the drilling units Ocean Rig Mykonos and the Ocean Rig Skyros.
During the six-month periods 2016 and 2017, we recorded 68.8% and 45.5% utilization (excluding the days for which we received a termination fee), respectively. Furthermore, our fleet under contract achieved an earnings efficiency of 96.5% for the six-month period ended June 30, 2017, as compared to 95.3% for the six-month period ended June 30, 2016.
Operating expenses
Drilling units' operating expenses decreased by $110.8 million, or 43.1%, to $146.2 million for the six-month period ended June 30, 2017, compared to $257.0 million for the six-month period ended June 30, 2016. The decrease is mainly attributable to cost-reduction initiatives for the entire fleet as well as the decreased operations due to the stacking of five drilling units during the period ended June 30, 2017. This decrease was partially offset by increased operating expenses of approximately $17.4 million relating to drilling units Ocean Rig Corcovado and Ocean Rig Mykonos, due to increased repair and maintenance expenses during the six-month period ended June 30, 2017, as compared to the same period in 2016.
Depreciation and amortization
Depreciation and amortization expense decreased by $106.2 million, or 62.9%, to $62.6 million for the six-month period ended June 30, 2017, as compared to $168.8 million for the six-month period ended June 30, 2016. The decrease in depreciation and amortization expense was mainly attributable to the decrease in depreciation expense of the whole fleet, due to the lower depreciable value of eight of our drilling units as a result of the impairment charge that was recognized during the year ended December 31, 2016.
General and administrative expenses
General and administrative expenses decreased by $14.7 million, or 32.1%, to $31.1 million for the six-month period ended June 30, 2017, as compared to $45.8 million for six-month period ended June 30, 2016, due to the cost-reduction initiatives implemented.
Loss on sale of fixed assets
For the six-month period ended June 30, 2017, we incurred losses on sale of fixed assets amounting to $0.1 million which relate mainly to the sale of Company's cars whereas for the six-month period ended June 30, 2016, no such losses were incurred.
Legal Settlements and other, net
Legal settlements and other, net decreased by $6.7 million, or 100%, to $0 for the six-month period ended June 30, 2017, as compared to $6.7 million for the six-month period ended June 30, 2016. This decrease relates mainly to the gain from an insurance claim during the six-month period ended June 30, 2016, no such gains were incurred during the six month period ended June 30, 2017.
Interest and finance costs
Interest and finance costs increased by $8.4 million, or 7.2%, to $124.4 million for the six-month period ended June 30, 2017, as compared to $116.0 million for the six-month period ended June 30, 2016. The increase is mainly associated with the default interest recognized during the six-month period ended June 30, 2017. This increase was partially offset by a decrease of approximately $9.4 million of interest and finance costs mainly associated with the lower level of debt during the six-month period ended June 30, 2017, as compared to the same period ended June 30, 2016.

Interest income
Interest income increased by $1.8 million, or 138.5%, to $3.1 million for the six-month period ended June 30, 2017, compared to $1.3 million for the six-month period ended June 30, 2016. The increase was mainly due to interest received from time deposits as a result of the Company's cash management.
Loss on interest rate swaps
Loss on interest rate swaps decreased by $6.5 million, or 100.0%, to $0 for the six-month period ended June 30, 2017, as compared to $6.5 million for the six-month period ended June 30, 2016. The decrease is attributable to the fact that we had no outstanding swaps during the six-month period ended June 30, 2017.
Reorganization expenses
For the six-month period ended June 30, 2017, we incurred reorganization expenses amounting to $41.0 million which pertain to professional fees and similar types of expenditures directly relating our ongoing restructuring of our debt. No material expenses were incurred for the six-month period ended June 30, 2016.
Gain from repurchase of Senior Notes
For the six-month period ended June 30, 2016, we recognized gains of $125.0 million due to the repurchase of the 7.25% Senior Unsecured Notes and 6.50% Senior Secured Notes at a discount due to the market value at which the notes were trading. No such case existed for the six-month period ended June 30, 2017.
Other, net
Other, net increased by $1.2 million, or 12,100%, to a gain of $1.2 million for six-month period ended June 30, 2017, compared to a loss of $0.01 million for the six-month period ended June 30, 2016. The increase is mainly due to foreign currency exchange rate differences between the United States Dollars (USD) and the Norwegian Krone (NOK), the Brazilian Real (BRL) and the Angolan Kwanza (AOA).
Income taxes
Income taxes decreased by $18.3 million, or 33.1%, to $37.0 million for six-month period ended June 30, 2017, compared to $55.3 million for the six-month period ended June 30, 2016. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.
Liquidity
As of June 30, 2017, we had $941.6 million of cash and cash equivalents and $36.8 million restricted cash.
Our cash and cash equivalents increased by $223.0 million, or 31%, to $941.6 million as of June 30, 2017, compared to $718.7 million as of  December 31, 2016 and our restricted cash decreased by $17.5 million, or 32.2%, to $36.8 million as of June 30, 2017, compared to $54.3 million as of December 31, 2016. The increase in our cash and cash equivalents was mainly due to cash provided by operating activities amounting to $367.5 million partly offset by cash used in financing activities amounting to $137.7 million and cash used in investing activities amounting to $6.9 million. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our negative working capital amounted to $2.7 billion as of June 30, 2017, compared to a working capital surplus of $267.9 million as of  December 31, 2016.  Our internally generated cash flow is directly related to our business and the market sectors in which we operate.

As the drilling market has deteriorated and we have experienced poorer results in our operations compared to past years, our cash flow from operations has been reduced. As of June 30, 2017 we believe that our current cash balances and operating cash flow, together with the proceeds of any debt or equity issuances in the future, will not be sufficient to meet our liquidity needs for the next 12 months, including the maturity of our Senior Secured Notes due on October 1, 2017 and potential covenant breaches under our Secured Term Loan B Facilities.  Our access to debt and equity markets has been severely reduced and we do not expect that we will have access to the equity or debt capital markets at all in the near future, due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, our existing financial condition, market conditions and market perceptions of us and our industry. Please also refer to Note 3, our Unaudited Interim Condensed Consolidated Financial Statements.
As of June 30, 2017, we had total indebtedness of $3.8 billion under our senior secured credit facilities, secured and unsecured notes, excluding unamortized deferred financing costs.
As of June 30, 2017, we had $0.9 billion of remaining installment payments under our drilling unit newbuilding contracts relating to our two newbuilding drilling units.
Cash flow
Net cash provided by operating activities was $367.5 million for the six-month period ended June 30, 2017. For the six-month period ended June 30, 2017, net income of $149.2 was adjusted for the effects of certain non-cash items including $72.0 million of depreciation and amortization of deferred financing costs and the movement in accounts receivable amounting to $59.6, partly offset by the decrease of accounts payable by $14.7 million. Net cash provided by operating activities was $448.8 million for the six-month period ended June 30, 2016.
Net cash used in investing activities was $6.9 million for the six-month period ended June 30, 2017, compared to $108.4 million used in investing activities for the six-month period ended June 30, 2016. Cash was used for expenditures related to advances for drilling units under construction and drilling units machinery, equipment and other improvements of approximately $24.6 million, compared to $104.3 million in the corresponding period of 2016. The decrease in restricted cash was $17.5 million during the six-month period ended June 30, 2017, compared to an increase of $4.2 million in the corresponding period of 2016.
Net cash used in financing activities was $137.7 million for the six-month period ended June 30, 2017, compared to net cash provided by financing activities of $206.8 million for the six-month period ended June 30, 2016. For the six-month period ended June 30, 2017, cash was used for principal payments and repayments of long-term debt amounting to $96.7 million and reorganization expenses relating to the Chapter 15 proceedings amounting to $41.0 million whereas for the six-month period ended June 30, 2016, cash was used for the repurchase of senior notes amounting to $121.5 million, repurchase of common stock amounting to $49.9 million and principal payments amounting to $35.5 million.
Financing activities
Long-term debt
The annual principal payments required to be made after June 30, 2017, including balloon payments, totaling $3.9 billion, are as follows:

Twelve months ending:	Total (in thousands)
June 30, 2018	3,852,565
Total principal payments	3,852,565
Less: Deferred financing costs	(52,041)
Total debt	$3,800,524

Off-balance sheet arrangements
We do not have any off-balance sheet arrangements.
Recent developments
Our Restructuring

As at June 30, 2017, we had cash and cash equivalents of $941.6 million, current and non-current restricted cash of $36.8 million and negative working capital of $2.7 billion (working capital is defined as current assets minus current liabilities, including the classification as current liabilities of the long-term debt subject to compromise discussed below). Our liquidity fluctuates depending on a number of factors, including, among others, revenue efficiency, collection of accounts receivable, debt and interest repayments, as well as payments for operating and general administrative expenses.
In October 2017 and as discussed in Note 9, the 6.50% Senior Secured Notes (the "Drill Rigs Senior Notes") are due and payable, with an outstanding balance amounting to $459.7 million, as of June 30, 2017.
The prolonged market downturn in offshore drilling industry and the continued depressed outlook, have led to materially lower levels of investing in for offshore exploration and development by the current and potential customers on a global basis, while at the same time supply of available high specification drilling units has increased, which in turn has affected us with the early termination of five drilling contracts during the year ended December 31, 2016 and one drilling contract during the six-month period ended June 30, 2017. It also led to the stacking of six of our drilling units as of the date of this report.
Considering all the above, we do not believe that cash on hand, following the repayment of the Drill Rigs  Senior Notes due in October 2017 and cash generated from operations, would be sufficient to meet the maximum leverage ratio covenant requirement for the Term Loan B facilities. In addition, the current market conditions would not allow us to improve our liquidity position through the sale of any of its drilling units, access to equity offerings, debt refinancing or a combination thereof and as a result, together with its financial and legal advisors and key stakeholders began to consider a restructuring plan to address liquidity and comprehensive balance sheet deleveraging to be sustainable in the longer term.
As a result, Ocean Rig UDW Inc. (in provisional liquidation) ("UDW") and our subsidiaries Drill Rigs Holdings Inc.(in provisional liquidation) ("DRH"), Drillships Financing Holding Inc. (in provisional liquidation) ("DFH") and Drillships Ocean Ventures Inc. (in provisional liquidation) ("DOV") (collectively, the "Scheme Companies") entered into a Restructuring Support Agreement (the "RSA") with creditors representing over 72% of our outstanding consolidated indebtedness for a financial restructuring (the "Restructuring"), which became effective on March 23, 2017, and requires the Scheme Companies to apply to the Grand Court of the Cayman Islands before or as soon as practicable after, May 8, 2017, for permission to convene a meeting of creditors to vote on the Schemes. Pursuant to the RSA, we will not make any further payments of any kind on or relating to our existing financial indebtedness.

On March 27, 2017, the Grand Court of the Cayman Islands appointed Joint Provisional Liquidators ("JPLs"). By virtue of the appointment of the JPLs, provisional liquidation proceedings were commenced in the Cayman Islands (the "Provisional Liquidation Proceedings") and the Scheme Companies are beneficiaries of a moratorium in the Cayman Islands. In addition, on March 27, 2017, the JPLs commenced Chapter 15 proceedings for the Scheme Companies under the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Under these proceedings, the Scheme Companies are seeking recognition in the United States of the Provisional Liquidation Proceedings in the Cayman Islands as foreign main proceedings under the U.S. Bankruptcy Code. Recognition of the Provisional Liquidation Proceedings as foreign main proceedings will result, inter alia, in the imposition of a stay of virtually all actions against the Scheme Companies and their property within the territorial jurisdiction of the United States for the duration of the Chapter 15 proceedings.

On April 10, 2017, we received a notification from the Nasdaq Stock Market indicating that because the closing bid price of our common stock for 30 consecutive business days, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market, we are not in compliance with the minimum bid requirement of the Nasdaq Listing Rules. Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until October 3, 2017.

On May 8, 2017, the deadline under the RSA for completion of the financial restructuring by way of schemes of arrangement under section 86 of the Companies law (2016 Revision) of the Cayman Islands was automatically extended to October 31, 2017.

On June 12, 2017 we announced a conditional exception from the NASDAQ delisting notice sent to the Company on March 30, 2017. This exception allows our common stock to continue to trade on NASDAQ as we continue to implement a restructuring under its previously announced schemes of arrangement in the Cayman Islands. We must meet several requirements in order to satisfy the terms of the exception, including the consummation of our restructuring becoming effective on or before September 25, 2017.

On June 19, 2017, we announced the decision by Highland Capital Management LP not to pursue objections to recognition of Cayman proceedings under Chapter 15 by the U.S bankruptcy court. We also announced that creditors holding in excess of 90% of the affected claims of each Scheme Company have signed or acceded to the RSA and support the Schemes. Of the approximately $3.7 billion of affected debt under the UDW Scheme, as of June 19, 2017 creditors holding no less than 94.42% of such debt have signed or acceded to the RSA and support the restructuring. Of the approximately $1.9 billion of affected debt under the DFH Scheme, as of June 19, 2017 creditors holding no less than 98.87% of such debt have signed or acceded to the RSA and support the restructuring. Of the approximately $1.3 billion of affected debt under the DOV Scheme, as of June 19, 2017 creditors holding no less than 97.07% of such debt have signed or acceded to the RSA and support the restructuring. Of the approximately $460 million of affected debt under the DRH scheme, as of June 19, 2017, creditors holding no less than 92.43% of such debt have signed or acceded to the RSA.

The Directions Hearing relating to our restructuring was held on July 11, 12 and 13, 2017.

On July 21, 2017, the Grand Court of the Cayman Islands directed that four separate meetings (the "Scheme Meetings") be convened of certain creditors of DFH, UDW, DRH and DOV (each in provisional liquidation) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (together the "Schemes") in respect of each Company pursuant to section 86 of the Companies Law of the Cayman Islands proposed to be made between each of the Companies and their respective Scheme Creditors.

On August 11, 2017, the Scheme Meetings of the Scheme Creditors of each of DFH, UDW, DRH and DOV (each in provisional liquidation) were held for the purpose of approving the schemes of arrangement proposed in respect of each of the Scheme Companies under Section 86 of the Companies Law 2016 Revision. The Scheme Companies announced that the resolutions at each of the Scheme Meetings were approved by the relevant majorities of Scheme Creditors being a majority in number representing at least 75% in value of those present and voting.

In particular: (a) UDW Scheme: The UDW Scheme was approved at the UDW Scheme Meeting of UDW Scheme Creditors by 97.91% in value of those voting, (b) DFH Scheme: The DFH Scheme was approved at the DFH Scheme Meeting of DFH Scheme Creditors by 100% in value of those voting, (c) DOV Scheme: The DOV Scheme was approved at the DOV Scheme Meeting of DOV Scheme Creditors by 100% in value of those voting, (d) DRH Scheme: The DRH Scheme was approved at the DRH Scheme Meeting of DRH Scheme Creditors by 100% in value of those voting.

On August 25, 2017, the U.S. Bankruptcy Court issued a memorandum opinion and an order granting recognition of the provisional liquidation and scheme of arrangement proceedings of the Company and its subsidiaries, DRH, DFH, and DOV (each in provisional liquidation) pending in the Grand Court of the Cayman Islands as foreign main proceedings, and of the JPLs as the foreign representatives of the Scheme Companies in the United States. If the Schemes are approved by the Cayman Court, the U.S. Bankruptcy Court will conduct a hearing on September 20, 2017, to consider the entry of an order giving full force and effect to the Schemes in the United States.

If the Schemes are sanctioned, the Scheme Companies will be substantially deleveraged through an exchange of approximately $3.7 billion principal amount of debt for (i) new equity of the Company, (ii) approximately $288 million of cash, and (iii) $450 million of new secured debt. Such outstanding balances were classified under current liabilities as of June 30, 2017, due to the aforementioned proceedings under Chapter 15 of the Bankruptcy Code, which constitute an immediate event of default under the Secured Term Loan B Facilities and the Notes. The sanction hearing for each of the Schemes by the Grand Court of Cayman was heard on September 4, 2017 (through to September 6, 2017). If the Schemes are approved by the Cayman Court, it is anticipated that the Restructuring Effective Date will occur towards the end of September 2017.

Employment Contracts

On July 17, 2017 and September 5, 2017, Lundin Norway AS ("Lundin") has declared their third and fourth option, respectively, to extend the existing contract of the Leiv Eiriksson. The drilling unit now has firm employment until December of 2017 and should Lundin exercise its additional six one-well options, currently un-declared, the drilling unit could be employed until the first quarter of 2019.
Litigation

On August 31, 2017, a lawsuit was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain of our creditors against, among others, two of our subsidiaries,  two of our executive officers, our manager TMS Offshore Services Ltd. and other parties. The complaint alleges nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202.  We will respond to the complaint by the appropriate deadline to be set in the future. We and our management believe that the complaint is without merit and plan to vigorously defend ourselves against the allegations.
Significant Accounting Policies
There have been no material changes to these policies in the six-month period ended June 30, 2017, apart from the below.
Reorganizations: In accordance with GAAP, the Company has applied ASC 852 "Reorganizations" (ASC 852), in preparing the Interim Condensed Consolidated Financial Statements. ASC 852 requires that the financial statements, for periods subsequent to the Chapter 15 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses (including professional fees), realized gains and losses and provisions for losses that are realized or incurred in the Chapter 15 proceedings are recorded in reorganization items on the accompanying Interim Condensed Consolidated Statement of Operations. In addition, prepetition obligations that may be impacted by the Chapter 15 reorganization process have been classified on the Interim Condensed Consolidated Balance Sheet in liabilities subject to compromise. These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts.
The accompanying Interim Condensed Consolidated Financial Statements do not purport to reflect or provide for the consequences of the Chapter 15 proceedings. In particular, the financial statements do not purport to show (1) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (2) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (3) the effect on stockholders' equity accounts of any changes that may be made to the Company's capitalization; or (4) as to operations, the effect of any changes that may be made to the Company's business.

Long lived assets held for sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, "Property, Plant and Equipment", when: (i) management has committed to a plan to sell the long lived assets; (ii) the long lived assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the long lived assets have been initiated; (iv) the sale of the long lived assets is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year; and (v) the long lived assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale. If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a long-lived asset previously classified as held for sale, the asset shall be reclassified as held and used. A long-lived asset that is reclassified shall be measured individually at the lower of its carrying amount before the asset or disposal group was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset or disposal group been continuously classified as held and used and its fair value at the date of the subsequent decision not to sell.
Drilling units, machinery and equipment, net: Effective January 1, 2017, the Company revised its' residual value estimate for each drilling unit. The Company assessed this residual value based on current and historical market trends. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections," was to decrease net income for the six month period ended June 30, 2017 by $ 6.7 million and had an impact on  earnings per common unit, basic and diluted by $(0.08).
Accounting Changes and Error Corrections: In January 2017, FASB issued ASU 2017-03, "Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)". The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our combined financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards.
Revenue from Contracts with Customers: Effective January 1, 2018, the Company will adopt the accounting standards update that requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  The update is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period.
Leases: Effective no later than January 1, 2018, the Company will adopt the accounting standards update that (a) requires lessees to recognize a right to use asset and a lease liability for virtually all leases, and (b) updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards.  The update is effective for interim and annual periods beginning after December 15, 2018, including interim periods within those annual periods.  Under the updated accounting standards, the Company has determined that the drilling contracts contain a lease component, and the adoption, therefore, may require that Company separately recognize revenues associated with the lease and services components. The Company evaluates the requirements to determine the effect such requirements may have on the interim condensed consolidated statements of financial position, operations and cash flows and on the disclosures contained in the notes to condensed consolidated financial statements.

FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and "expect" and similar expressions identify forward-looking statements.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere in this document, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:
●          our ability to successfully consumate the Restructuring;
●          our ability to operate our business during and, if consumated, following the Restructuring;
●          the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new drilling units on the market and effects of declines in commodity prices and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of drilling units;
●          hazards inherent in the offshore drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;
●          customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and drilling unit mobilizations, performance provisions, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;
●          political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;
●          repudiation, nullification, termination, modification or renegotiation of contracts;
●          limitations on insurance coverage, such as war risk coverage, in certain areas;
●          foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;
●          the inability to repatriate income or capital;
●          complications associated with repairing and replacing equipment in remote locations;

●          import-export quotas, wage and price controls or imposition of trade barriers;
●          regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity;
●          changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;
●          the level of expected capital expenditures and the timing and cost of completion of capital projects;
●          our ability to successfully employ both our existing and newbuilding drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;
●          continued borrowing ability under our debt agreements and compliance with the covenants contained therein;
●          our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
●          factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, dividends, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;
●          the effects of accounting changes and adoption of accounting policies;
●          recruitment and retention of personnel; and
●          other factors listed from time to time in reports, registration statements and other materials that we file with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20–F.
We caution readers of this document not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, we expressly disclaim any obligation to update and revise any forward looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise.

OCEAN RIG UDW INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG UDW INC.
Condensed Consolidated Balance Sheets
As of December 31, 2016 and June 30, 2017 (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)
	December 31, 2016	June 30, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$718,684	$941,623
Restricted cash (Note 3)	34,274	36,758
Trade accounts receivable, net of allowance for doubtful receivables of $22,368 and $22,313 as at December 31, 2016 and June 30, 2017, respectively	297,059	237,476
Assets held for sale (Note 7)	-	59,008
Other current assets (Note 5)	29,924	29,017
Total current assets	1,079,941	1,303,882

FIXED ASSETS, NET:
Advances for drilling units under construction and related costs (Note 6)	545,469	562,909
Drilling units, machinery and equipment, net (Note 7)	2,438,292	2,324,599
Total fixed assets, net	2,983,761	2,887,508

OTHER NON-CURRENT ASSETS:
Restricted cash (Note 3)	20,008	-
Other non-current assets (Note 8)	7,834	4,828
Total non-current assets, net	27,842	4,828
Total assets	$4,091,544	$4,196,218

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 9)	$640,557	$159,825
Current portion of long-term debt, net of deferred financing costs, subject to compromise (Note 9)	-	3,640,699
Due to related parties (Note 4)	7,231	180
Accounts payable and other current liabilities	53,891	39,203
Accrued liabilities	86,750	161,170
Deferred revenue	23,582	15,736
Total current liabilities	812,011	4,016,813

NON-CURRENT LIABILITIES:
Long term debt, net of current portion and deferred financing costs (Note 9)	3,247,216	-
Deferred revenue	19,615	17,022
Other non-current liabilities	1,952	2,286
Total non-current liabilities	3,268,783	19,308

COMMITMENTS AND CONTINGENCIES (Note 15)	-	-
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2016 and June 30, 2017, nil issued and outstanding at December 31, 2016 and June 30, 2017, respectively	-	-
Common stock, $0.01 par value; 1,000,000,000 and 1,000,000,000,000 shares authorized, at December 31, 2016 and June 30, 2017 respectively, 160,888,606 shares issued and outstanding at December 31, 2016 and June 30, 2017 (Note 11)	1,609	1,609
Treasury stock; 78,301,755 shares at $0.01 par value at December 31, 2016 and June 30, 2017 (Note 4 and Note 11)	(783)	(783)
Additional paid-in capital	3,524,426	3,524,582
Accumulated other comprehensive income	3,346	3,346
Accumulated deficit	(3,517,848)	(3,368,657)
Total stockholders' equity	10,750	160,097
Total liabilities and stockholders' equity	$4,091,544	$4,196,218

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2016 and 2017
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Six-month period ended June 30,
	2016	2017
REVENUES:
Revenues	$960,563	$587,317

EXPENSES:
Drilling units operating expenses	256,998	146,194
Depreciation and amortization	168,766	62,649
General and administrative expenses	45,805	31,091
Loss on sale of fixed assets	-	139
Legal settlements and other, net (Note 15)	(6,677)	-
Operating income	495,671	347,244

OTHER INCOME/ (EXPENSES):
Interest and finance costs (Note 12)	(115,978)	(124,357)
Interest income	1,286	3,148
Loss on interest rate swaps (Note 10)	(6,547)	-
Reorganization expenses (Note 3)	-	(41,043)
Gain from repurchase of senior notes (Note 9)	125,001	-
Other, net	(10)	1,212
Total other income/ (expenses), net	3,752	(161,040)

INCOME BEFORE INCOME TAXES	499,423	186,204
Income taxes (Note 13)	(55,335)	(37,013)

NET INCOME ATTRIBUTABLE TO OCEAN RIG UDW INC.	$444,088	$149,191

NET INCOME ATTRIBUTABLE TO OCEAN RIG UDW INC. COMMON STOCKHOLDERS (Note 14)	$442,791	$149,010

EARNINGS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 14)	$3.96	$1.81
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 14)	111,726,952	82,485,348

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
For the six-month periods ended June 30, 2016 and 2017
 (Expressed in thousands of U.S. Dollars)

	Six-month period ended June 30,
	2016	2017

Net income	$444,088	$149,191

Other Comprehensive income:
Reclassification of realized losses associated with capitalized interest to the Unaudited Interim Condensed Consolidated Statement of Operations (Note 10)	518	-
Total Other Comprehensive income	518	-
Total Comprehensive income	$444,606	$149,191

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2016 and 2017
 (Expressed in thousands of U.S. Dollars)

	Six-month period ended June 30,
	2016	2017
Net Cash Provided by Operating Activities	$448,835	$367,529

Cash Flows Used in Investing Activities:
Advances for drilling units under construction and related costs	(26,060)	(17,440)
Drilling units machinery, equipment and other improvements/ upgrades	(78,221)	(7,147)
Sale of fixed assets	-	190
(Increase)/ Decrease in restricted cash	(4,155)	17,524
Net Cash Used in Investing Activities	(108,436)	(6,873)
Cash Flows Used in Financing Activities:
Principal payments and repayments of long-term debt and senior notes	(35,452)	(96,674)
Repurchase of common stock	(49,911)	-
Senior notes repurchase	(121,455)	-
Reorganization expenses	-	(41,043)
Net Cash Used in Financing Activities	(206,818)	(137,717)
Effect of Exchange Rate Changes on Cash	(1,586)	-
Net increase in cash and cash equivalents	131,995	222,939
Cash and cash equivalents at beginning of period	734,747	718,684
Cash and cash equivalents at end of period	$866,742	$941,623

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:
The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc. (in provisional liquidation), its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig" or the "Group"). Ocean Rig was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. as an international contractor of offshore deepwater drilling services. The Company was established by DryShips Inc. ("DryShips" or formerly the "Parent") for the purpose of being the holding company of its drilling segment. DryShips is a publicly listed company on the NASDAQ Capital Market (NASDAQGS: DRYS). On November 24, 2010 and up to December 31, 2016, Ocean Rig UDW had an established office and was registered with the Cypriot Registrar of Companies as an overseas company. On October 6, 2011, the Company's common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG."
On April 5, 2016, the Company purchased all of its shares held by DryShips, through its unrestricted subsidiary, Ocean Rig Investments Inc. (Note 11). After this transaction, DryShips no longer holds any equity interest in the Company.
As of April 14, 2016, the corporate domicile of the Company moved from the Republic of the Marshall Islands to the Cayman Islands.
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements. As of December 31, 2016 and June 30, 2017, the Company consolidated one VIE which supports our drilling operation in specific locations, for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2016, were $23,227 and $86,119, respectively, while total liabilities exceeded total assets by $62,892. The VIE's total assets and liabilities, as of June 30, 2017, were $19,520 and $90,566, respectively, while total liabilities exceeded total assets by $71,046. As of December 31, 2016 and June 30, 2017, the Company also consolidated one VIE due to the Trust (as defined) formed for the purpose of the amendment of the $462,000 Senior Secured Credit Facility (Note 9). Since the assets of the Trust can be used only to settle obligations of the Trust itself and at the same time creditors of the Trust do not have recourse to the general credit of the primary beneficiary, such assets and liabilities are analyzed as follows:

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):
	December 31, 2016	June 30, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$167	$17
Restricted cash	31,956	34,589
Trade accounts receivable, net	3,341	16,759
Other current assets	1,884	1,976
Total current assets	37,348	53,341

FIXED ASSETS, NET:
Drilling units, machinery and equipment, net	675,420	658,998
Total fixed assets, net	675,420	658,998

OTHER NON-CURRENT ASSETS:
Restricted cash	20,008	-
Total non-current assets, net	20,008	-
Total assets	$732,776	$712,339
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$164,218	$159,825
Accounts payable and other current liabilities	5,218	2,647
Accrued liabilities	1,791	2,948
Total current liabilities	171,227	165,420

NON-CURRENT LIABILITIES:
Long term debt, net of current portion and deferred financing costs	82,947	-
Total non-current liabilities	82,947	-

COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY:
Common stock, $20 par value; 1,000 shares authorized and issued at December 31, 2016 and June 30, 2017	20	20
Additional paid-in capital	960	960
Retained earnings	477,622	545,939
Total shareholders' equity	478,602	546,919
Total liabilities and shareholders' equity	$732,776	$712,339

In the opinion of the management, these unaudited interim condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2017, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2017.
2. Significant Accounting Policies:
A discussion of the Company's significant accounting policies and estimates can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017 (the "Consolidated Financial Statements for the year ended December 31, 2016"). There have been no material changes to these policies in the six-month period ended June 30, 2017, apart from the below.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies (continued):
Reorganizations: In accordance with GAAP, the Company has applied ASC 852 "Reorganizations" (ASC 852), in preparing the Interim Condensed Consolidated Financial Statements. ASC 852 requires that the financial statements, for periods subsequent to the Chapter 15 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses (including professional fees), realized gains and losses and provisions for losses that are realized or incurred in the Chapter 15 proceedings are recorded in reorganization items on the accompanying Interim Condensed Consolidated Statement of Operations. In addition, prepetition obligations that may be impacted by the Chapter 15 reorganization process have been classified on the Interim Condensed Consolidated Balance Sheet in liabilities subject to compromise. These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts.
The accompanying Interim Condensed Consolidated Financial Statements do not purport to reflect or provide for the consequences of the Chapter 15 proceedings. In particular, the financial statements do not purport to show (1) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (2) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (3) the effect on stockholders' equity accounts of any changes that may be made to the Company's capitalization; or (4) as to operations, the effect of any changes that may be made to the Company's business.
Long lived assets held for sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, "Property, Plant and Equipment", when: (i) management has committed to a plan to sell the long lived assets; (ii) the long lived assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the long lived assets have been initiated; (iv) the sale of the long lived assets is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year; and (v) the long lived assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale. If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a long-lived asset previously classified as held for sale, the asset shall be reclassified as held and used. A long-lived asset that is reclassified shall be measured individually at the lower of its carrying amount before the asset or disposal group was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset or disposal group been continuously classified as held and used and its fair value at the date of the subsequent decision not to sell.
Drilling units, machinery and equipment, net: Effective January 1, 2017, the Company revised its' residual value estimate for each drilling unit. The Company assessed this residual value based on current and historical market trends. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections," was to decrease net income for the six month period ended June 30, 2017 by $6,682 and had an impact on  earnings per common unit, basic and diluted by $(0.08).
Recent accounting pronouncements:
Accounting Changes and Error Corrections: In January 2017, FASB issued ASU 2017-03, "Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)". The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our combined financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies (continued):
Revenue from Contracts with Customers: Effective January 1, 2018, the Company will adopt the accounting standards update that requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  The update is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period.
Leases: Effective no later than January 1, 2018, the Company will adopt the accounting standards update that (a) requires lessees to recognize a right to use asset and a lease liability for virtually all leases, and (b) updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards.  The update is effective for interim and annual periods beginning after December 15, 2018, including interim periods within those annual periods.  Under the updated accounting standards, the Company has determined that the drilling contracts contain a lease component, and the adoption, therefore, may require that Company separately recognize revenues associated with the lease and services components. The Company evaluates the requirements to determine the effect such requirements may have on the condensed consolidated statements of financial position, operations and cash flows and on the disclosures contained in the notes to condensed consolidated financial statements.
3. Liquidity and Going Concern considerations:
As at June 30, 2017, the Company had cash and cash equivalents of $941,623, current and non-current restricted cash of $36,758 and negative working capital of $2.7 billion (working capital is defined as current assets minus current liabilities, including the classification as current liabilities of the long-term debt subject to compromise discussed below). The Company's liquidity fluctuates depending on a number of factors, including, among others, revenue efficiency, collection of accounts receivable, debt and interest repayments, as well as payments for operating and general administrative expenses.
In October 2017 and as discussed in Note 9, the 6.50% Senior Secured Notes (the "Drill Rigs Senior Notes") are due and payable, with an outstanding balance amounting to $459,723, as of June 30, 2017.
The prolonged market downturn in offshore drilling industry and the continued depressed outlook, have led to materially lower levels of investing in for offshore exploration and development by the current and potential customers on a global basis, while at the same time supply of available high specification drilling units has increased, which in turn has affected the Company with the early termination of five drilling contracts during the year ended December 31, 2016 and one drilling contract during the six-month period ended June 30, 2017.  It also led to the stacking of six drilling units of the Company's fleet as of the date of this report.
Considering all the above, the Company does not believe that cash on hand, following the repayment of the Drill Rigs Senior Notes due in October 2017 and cash generated from operations, would be sufficient to meet the maximum leverage ratio covenant requirement for the Term Loan B facilities. In addition, the current market conditions would not allow the Company to improve its liquidity position through the sale of any of its drilling units, access to equity offerings, debt refinancing or a combination thereof and as a result, together with its financial and legal advisors and key stakeholders began to consider a restructuring plan to address liquidity and comprehensive balance sheet deleveraging to be sustainable in the longer term.
As a result, Ocean Rig UDW Inc. (in provisional liquidation) and its subsidiaries Drill Rigs Holdings Inc. (in provisional liquidation) ("DRH"), Drillships Financing Holding Inc. (in provisional liquidation) ("DFH") and Drillships Ocean Ventures Inc. (in provisional liquidation) ("DOV") (collectively, the "Scheme Companies") entered into a Restructuring Support Agreement (the "RSA") with creditors representing over 72% of the Company's outstanding consolidated indebtedness for a financial restructuring (the "Restructuring") which became effective on March 23, 2017, and requires the Scheme Companies to apply to the Grand Court of the Cayman Islands before or as soon as practicable after, May 8, 2017, for permission to convene a meeting of creditors to vote on the Schemes. Pursuant to the RSA, the Company will not make any further payments of any kind on or relating to our existing financial indebtedness.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3. Liquidity and Going Concern considerations (continued):

On March 27, 2017, the Grand Court of the Cayman Islands, appointed Joint Provisional Liquidators ("JPLs"). By virtue of the appointment of the JPLs, provisional liquidation proceedings were commenced in the Cayman Islands (the "Provisional Liquidation Proceedings") and the Scheme Companies are beneficiaries of a moratorium in the Cayman Islands. In addition, on March 27, 2017, the JPLs commenced Chapter 15 proceedings for the Scheme Companies under the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Under these proceedings, the Scheme Companies are seeking recognition in the United States of the Provisional Liquidation Proceedings in the Cayman Islands as foreign main proceedings under the U.S. Bankruptcy Code. Recognition of the Provisional Liquidation Proceedings as foreign main proceedings will result, inter alia, in the imposition of a stay of virtually all actions against the Scheme Companies and their property within the territorial jurisdiction of the United States for the duration of the Chapter 15 proceedings.

On April 10, 2017, the Company received a notification from the Nasdaq Stock Market indicating that because the closing bid price of the Company's common stock for 30 consecutive business days, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market, the Company is not in compliance with the minimum bid requirement of the Nasdaq Listing Rules. Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until October 3, 2017.

On May 8, 2017, the deadline under the RSA for completion of the financial restructuring by way of schemes of arrangement under section 86 of the Companies law (2016 Revision) of the Cayman Islands was automatically extended to October 31, 2017.

On June 12, 2017, the Company announced a conditional exception from the NASDAQ delisting notice sent to the Company on March 30, 2017. This exception allows the Company's common stock to continue to trade on NASDAQ as the Company continues to implement a restructuring under its previously announced schemes of arrangement in the Cayman Islands. The Company must meet several requirements in order to satisfy the terms of the exception, including the consummation of the Company's restructuring becoming effective on or before September 25, 2017.

On June 19, 2017, the Company announced the decision by Highland Capital Management LP not to pursue objections to recognition of Cayman proceedings under Chapter 15 by the U.S bankruptcy court. The Company also announced that creditors holding in excess of 90% of the affected claims of each Scheme Company have signed or acceded to the RSA and support the Schemes. Of the approximately $3.7 billion of affected debt under the UDW Scheme, as of June 19, 2017 creditors holding no less than 94.42% of such debt have signed or acceded to the RSA and support the restructuring. Of the approximately $1.9 billion of affected debt under the DFH Scheme, as of June 19, 2017 creditors holding no less than 98.87% of such debt have signed or acceded to the RSA and support the restructuring. Of the approximately $1.3 billion of affected debt under the DOV Scheme, as of June 19, 2017 creditors holding no less than 97.07% of such debt have signed or acceded to the RSA and support the restructuring. Of the approximately $460 million of affected debt under the DRH scheme, as of June 19, 2017, creditors holding no less than 92.43% of such debt have signed or acceded to the RSA.

The Directions Hearing relating to the Company's restructuring was held on July 11, 12 and 13, 2017.

On July 21, 2017, the Grand Court of the Cayman Islands directed that four separate meetings (the "Scheme Meetings") be convened of certain creditors of DFH, UDW, DRH and DOV (each in provisional liquidation) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (together the "Schemes") in respect of each Company pursuant to section 86 of the Companies Law of the Cayman Islands proposed to be made between each of the Companies and their respective Scheme Creditors.

On August 11, 2017, the Scheme Meetings of the Scheme Creditors of each of DFH, UDW, DRH and DOV (each in provisional liquidation) were held for the purpose of approving the schemes of arrangement proposed in respect of each of the Scheme Companies under Section 86 of the Companies Law 2016 Revision. The Scheme Companies announced that the resolutions at each of the Scheme Meetings were approved by the relevant majorities of Scheme Creditors being a majority in number representing at least 75% in value of those present and voting.

In particular: (a) UDW Scheme: The UDW Scheme was approved at the UDW Scheme Meeting of UDW Scheme Creditors by 97.91% in value of those voting, (b) DFH Scheme: The DFH Scheme was approved at the DFH Scheme Meeting of DFH Scheme Creditors by 100% in value of those voting, (c) DOV Scheme: The DOV Scheme was approved at the DOV Scheme Meeting of DOV Scheme Creditors by 100% in value of those voting, (d) DRH Scheme: The DRH Scheme was approved at the DRH Scheme Meeting of DRH Scheme Creditors by 100% in value of those voting.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3. Liquidity and Going Concern considerations (continued):

On August 25, 2017, the U.S. Bankruptcy Court issued a memorandum opinion and an order granting recognition of the provisional liquidation and scheme of arrangement proceedings of the Company and its subsidiaries, DRH, DFH, and DOV (each in provisional liquidation) pending in the Grand Court of the Cayman Islands as foreign main proceedings, and of the JPLs as the foreign representatives of the Scheme Companies in the United States. If the Schemes are approved by the Cayman Court, the U.S. Bankruptcy Court will conduct a hearing on September 20, 2017, to consider the entry of an order giving full force and effect to the Schemes in the United States.

If the Schemes are sanctioned, the Scheme Companies will be substantially deleveraged through an exchange of approximately $3.7 billion principal amount of debt for (i) new equity of the Company, (ii) approximately $288 million of cash, and (iii) $450 million of new secured debt. Such outstanding balances were classified under current liabilities as of June 30, 2017, due to the aforementioned proceedings under Chapter 15 of the Bankruptcy Code, which constitute an immediate event of default under the Secured Term Loan B Facilities and the Notes (Note 9). The sanction hearing for each of the Schemes by the Grand Court of Cayman was heard on September 4, 2017 (through to September 6, 2017). If the Schemes are approved by the Cayman Court, it is anticipated that the Restructuring Effective Date will occur towards the end of September 2017. If the sanction hearing by the Grand Court of Cayman, does not result in completion of the restructuring with a consensual solution among all stakeholders, the Company may be forced to seek other reorganization solutions or pursue other restructuring options. As there can be no assurance that a successful restructuring plan will be concluded, there exists substantial doubt about the Company's ability to continue as a going concern over the twelve months following the date of the issuance of these interim condensed consolidated financial statements.
The interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.
4. Transactions with Related Parties:
The amounts included in the accompanying condensed consolidated balance sheets and condensed consolidated statements of operations are as follows:
	December 31,	June 30,
	2016	2017
Balance Sheet
Due to related parties	$7,231	$180
Advances for drilling units under construction and related costs	$1,569	$-
Drilling units, machinery and equipment, net	$488	$-
Accrued liabilities	$3,100	$2,770

	Six-month period ended June 30,
Statement of Operations	2016	2017
Revenues – commission fees	$8,296	$6,344
Drilling units operating expenses	$3,659	$405
General and administrative expenses	$14,932	$7,906

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties (continued):
Cardiff Drilling Inc.: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling")  a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provided consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries; and (ii) identified, sourced, negotiated and arranged the sale or purchase of the offshore assets of the Company and its subsidiaries. In consideration of such services, the Company paid Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement were expensed in the condensed consolidated statement of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable. The consultancy agreement had a term of five years and could be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties. As of March 31, 2016, the Company terminated the agreement with Cardiff Drilling, at no cost.
Vivid Finance Limited: Under the consultancy agreement effective from January 1, 2013, between Ocean Rig Management and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. George Economou, pursuant to which Vivid acted as a consultant on financing matters for Ocean Rig and its subsidiaries, Vivid provided the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and, (iii) the raising of equity or debt in the capital markets. In exchange for its services in respect of the Company, Vivid was entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement had a term of five years and could be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties. On July 29, 2015, the Company amended its agreement with Vivid to expand the scope of the services provided under the agreement to the Company and its subsidiaries or affiliates, to cover certain cash management and cash investment services.  In exchange for its services in respect of the Company, Vivid was entitled to a fee equal to 30% of any profits provided the profits are at least 10% of the invested amount. As of March 31, 2016, the Company terminated the agreement with Vivid, at no cost.
Basset Holdings Inc.: Effective June 1, 2012, the Company entered through one of its' wholly owned subsidiaries into a consultancy agreement with Basset Holdings Inc. ("Basset"), a Marshall Islands entity beneficially owned by the Company's President and Chief Financial Officer Mr. Anthony Kandylidis, for the provision of his services to the Company. The agreement had an initial term of five years and could be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, the Company was obligated to pay an annual remuneration to Basset. Basset was also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company could terminate the agreement for cause, as defined in the agreement, in which case Basset would not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement was terminated within three months of a change of control, as defined in the agreement, the Company would be obligated to pay a lump sum amount. Basset could terminate the agreement without cause upon three months written notice. In addition, Basset may terminate the agreement for good reason and in such event, the Company would be obligated to pay a lump sum amount. With effect as of December 31, 2016, the Company terminated the agreement with Basset at no cost.
Basset is also the owner of 114,286 shares of the Company's common stock, as of June 30, 2017.
Steel Wheel Investments Limited: Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the Company's President and Chief Financial Officer, Mr. Anthony Kandylidis, is the owner of 1,570,226 shares of the Company's common stock, as of June 30, 2017.
George Economou: On June 8, 2015, Mr. George Economou, the Company's Chairman and Chief Executive Officer, purchased $10,000, or 1,428,571 shares, of common stock in the offering of 28,571,428 shares of the Company's common stock at the public offering price. As of June 30, 2017, Mr. George Economou has a 9.0% shareholding of the Company.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties (continued):
Azara Services S.A.: Effective January 1, 2013, the Company entered through one of its' wholly owned subsidiaries into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity beneficially owned by the Company's Chairman and Chief Executive Officer, Mr. George Economou, for the  provision of the services of the Company's Chief Executive Officer. The agreement had an initial term of five years and could be renewed or extended with the consent of both parties. Under the terms of the agreement, the Company was obligated to pay an annual remuneration to Azara.  Azara was also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company could terminate the agreement for cause, as defined in the agreement, in which case Azara would not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement was terminated within three months of a change of control, as defined in the agreement, the Company would be obligated to pay a lump sum amount. Azara could terminate the agreement without cause upon three months written notice. In addition, Azara could terminate the agreement for good reason and in such event the Company would be obligated to pay a lump sum amount. With effect as of December 31, 2016, the Company terminated the agreement with Azara at no cost.
DryShips Inc.: On November 18, 2014, the Company entered into a $120,000 Exchangeable Promissory Note with its former parent company, DryShips. The loan from the Company to DryShips bore interest at a LIBOR plus margin rate and was due in May 2016. On June 4, 2015, the Company and DryShips signed an amendment under the $120,000 Exchangeable Promissory Note to, among other things, partially exchange $40,000 of the loan for 4,444,444 of the Company's shares owned by DryShips, amend the interest of the loan and pledged to the Company 20,555,556 shares of the Company's stock owned by DryShips. On August 13, 2015, the Company reached an agreement with DryShips and exchanged the remaining outstanding balance of $80,000 owed to the Company under the $120,000 Exchangeable Promissory Note, for 17,777,778 shares of the Company's shares owned by DryShips.
On March 29, 2016, the Company entered into 60 day time charter agreements for the offshore support vessels Crescendo and Jubilee with two subsidiaries of DryShips to assist with the stacking of the Company's drilling units in Las Palmas.On April 5, 2016, the Company's unrestricted subsidiary, Ocean Rig Investments Inc., purchased 56,079,533 shares of the Company's common stock previously held by DryShips. After this transaction, DryShips no longer holds any equity interest in the Company (Note 11).
TMS Tankers Ltd.: During 2016, TMS Tankers Ltd entity beneficially owned by the Company's Chairman and Chief Executive Officer, Mr. George Economou, charged the Company for various ad-hoc ancillary services.
TMS Offshore Services Ltd.: On March 31, 2016, the Company signed a management services agreement with TMS Offshore Services Ltd. (''TMS"), a company affiliated with the Company's Chairman and Chief Executive Officer, Mr. George Economou, to provide certain management services related to the Company's drilling units including but not limited to commercial, financing, legal and insurance services, which is effective from January 1, 2016. Under the terms of this agreement, TMS will be compensated with a one-time set up fee of $2,000, a fixed monthly fee of $835 as well as certain variable fees including 1.00% on monies earned under drilling contracts, 0.75% on sale and purchase or M&A transactions and 0.20% on all financing transactions. Furthermore, the Company will reimburse TMS for all out-of-pocket expenses and travel expenses. The Company may terminate the agreement for convenience for a fee of $150,000. This agreement supersedes the previous agreements with Vivid and Cardiff Drilling, which were cancelled at no cost to the Company. On January 2017 and effective from January 1, 2017, the Company and TMS agreed to alter, among some other terms of the agreement, the existing monthly fee from $835 to $1,291.7, provision of services by the Company's Chairman and Chief Executive Officer and President and Chief Financial Officer and the annual reduction of the termination fee by $15,000 per annum starting from 2018 which at any given time may not be lower than $30,000, a performance fee of up to $10,000 per annum to be provided in stock or cash and the increase in the variable fee to 0.50% on all financing transactions.
5. Other Current Assets
The amount of other current assets shown in the accompanying condensed consolidated balance sheets is analyzed as follows:
	December 31, 2016	June 30, 2017
Inventories	$12,988	$13,807
Deferred mobilization expenses	6,351	1,469
Prepayments and advances	10,500	12,597
Intangible assets, net	-	1,124
Other	85	20
Total	$29,924	$29,017

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6. Advances for drilling units under construction and related costs:
The amounts shown in the accompanying condensed consolidated balance sheets include milestone payments under the drilling unit building contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the condensed consolidated financial statements for the year ended December 31, 2016.
The movement or the advances for drilling units under construction for the six-month period ended June 30, 2017, was as follows:
Balance December 31, 2016	$545,469
Advances for drilling units under construction and related costs	17,440
Balance June 30, 2017	$562,909

Up to June 30, 2017, the Company has advanced $309,358, $156,900 and $76,600 to the yard for the construction of the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos, respectively. On August 11, 2016, the Company entered into agreements with the yard to amend certain terms relating to contracts for the construction of its three seventh generation drilling units (the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos) which were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of the agreements, the deliveries of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694,790 and $709,565, respectively. With respect to the Ocean Rig Amorgos, the Company agreed to suspend its construction with an option, subject to the Company's option, to bring it back into force within a period of 18 months after the date of the addendum. Further to that, as of December 31, 2016, the Company impaired the total advances and related costs provided to the yard for the Ocean Rig Amorgos.
7.  Drilling units, machinery and equipment, net:
The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$3,691,939	(1,253,647)	2,438,292
Additions	7,572	-	7,572
Disposal of assets	(1,042)	713	(329)
Assets transferred as held for sale	(600,576)	541,568	(59,008)
Depreciation	-	(61,928)	(61,928)
Balance June 30, 2017	$3,097,893	(773,294)	2,324,599

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7.  Drilling units, machinery and equipment, net (continued):
On February 21, 2017, the Company's Board of Directors announced the availability for sale of the Leiv Eiriksson and the Eirik Raude. Consequently, the Company has classified the two drilling units as held for sale, as all criteria required for their classification as "Assets held for sale" were met and has ceased depreciation for these drilling units. As of June 30, 2017 the two drilling units were measured at the lower of their carrying amounts or fair values less costs to sell at the date of the classification. As a result no loss has been recognized in the period ended June 30, 2017.
As of June 30, 2017, all of the Company's drilling units, apart from the Ocean Rig Paros have been pledged as collateral to secure the Company's 6.50% Senior Secured Notes due 2017, the $462,000 Senior Secured Credit Facility and the Term Loan B facilities discussed in Note 9.
8. Other non-current assets
The amount of other non-current assets shown in the accompanying condensed consolidated balance sheets is analyzed as follows:
	December 31, 2016	June 30, 2017
Deferred mobilization expenses	$5,564	$4,828
Intangible assets, net	1,845
Prepaid investments	425	-
Total	$7,834	$4,828

9. Long-term Debt:

Current portion of long-term debt, net of deferred financing costs:	December 31, 2016	June 30, 2017
$1.3 billion Senior Secured Term Loan B Facility	$1,270,750	$-
$1.9 billion Secured Term Loan B Facility	1,838,250	-
$462 million Senior Secured Credit Facility	249,542	160,868
$500 million Senior Unsecured Notes	130,974	-
$800 million Senior Secured Notes	459,723	-
Less: Deferred financing costs	(61,466)	(1,043)
Total debt	3,887,773	159,825
Less: Current portion	(640,557)	(159,825)
Long-term portion	$3,247,216	$-

Current portion of long-term debt, net of deferred financing costs subject to compromise:	December 31, 2016	June 30, 2017
$1.3 billion Senior Secured Term Loan B Facility	$-	$1,267,500
$1.9 billion Secured Term Loan B Facility	-	1,833,500
$500 million Senior Unsecured Notes	-	130,974
$800 million Senior Secured Notes	-	459,723
Less: Deferred financing costs	-	(50,998)
Total debt	-	3,640,699
Less: Current portion	-	(3,640,699)
Long-term portion	$-	$-

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

9. Long-term Debt (continued):
7.25% Senior Unsecured Notes due 2019
On March 26, 2014 the Company issued $500,000 aggregate principal amount of 7.25% Senior Unsecured Notes due 2019 (the "$500 million Senior Unsecured Notes"), offered in a private placement, resulting in net proceeds of approximately $493,625. The Senior Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. The Company used the net proceeds from the offering of the 7.25% Senior Unsecured Notes, together with cash on hand, and repurchased $462,300 of its 9.5% Senior Unsecured Notes, of which $500,000 in aggregate principal amount was outstanding prior to closing of the 7.25% Senior Unsecured Notes Offering, at a tender premium of 105.375%, while the remaining $37,700 was redeemed at a redemption price of 104.5% on May 13, 2014.
The 7.25% Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which would occur if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 7.25% per year.
As of June 30, 2016, one of the Company's wholly owned subsidiary, has purchased in the open market an aggregate principal amount of $369,026 of these notes and the outstanding balance reported above, of  $130,974, is net of the notes repurchased. Effective March 21, 2017, the notes held by the Company's wholly owned subsidiary have been cancelled.
During the six-month period ended June 30, 2016 the purchase of the notes, resulted in a gain of $57,160 and is included in "Gain from repurchase of senior notes" in the accompanying unaudited interim condensed consolidated statement of operations.
6.50% Senior Secured Notes due 2017
On September 20, 2012, the Company's wholly owned subsidiary Drill Rigs Holdings Inc. (the "Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "$800 million Senior Secured Notes") offered in a private offering. The Drill Rigs Senior Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.
The Drill Rigs Senior Notes are fully and unconditionally guaranteed by the Company and certain of its existing and future subsidiaries of the Issuer and are secured by certain assets of, and by a pledge of the stock of, the Issuer and the subsidiaries of the Issuer. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Senior Notes. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the Drill Rigs Senior Notes at the time or from time to time at 103.25% (from October 1, 2015 to September 30, 2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereof to the date of the redemption.
Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than Dryships or its affiliates, the Issuer will be required to make an offer to repurchase the Drill Rigs Senior Notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase.
As of June 30, 2016, two of the Company's wholly owned subsidiaries purchased in the open market an aggregate principal amount of $340,277 of these notes and the outstanding balance reported above, of $459,723, is net of the notes repurchased. Effective March 21, 2017, the notes held by the two wholly owned subsidiaries of the Company have been cancelled.
During the six-month periods ended June 30, 2016, the purchase of the notes, resulted in a gain of $67,841 and is included in "Gain from repurchase of senior notes" in the accompanying unaudited interim condensed consolidated statement of operations.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

9. Long-term Debt (continued):
$1.3 billion Senior Secured Term Loan B Facility
On July 25, 2014, the Company's wholly owned subsidiary, Drillships Ocean Ventures Inc., entered into a $1.3 billion Senior Secured Term Loan B facility to repay the $1.35 billion Senior Secured Credit Facility, which had an outstanding loan balance of approximately $1.3 billion on that date. The New Term Loan B facility which is secured primarily by first priority mortgages on the vessels, the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, bears interest at a fixed rate, and matures on July 25, 2021.
$1.9 billion Term Loan B Facility
On July 12, 2013,  the Company, through its wholly-owned subsidiaries, DFH (in provisional liquidation) and Drillships Projects Inc., entered into a $1,800,000 senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975,000 ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825,000 ("Tranche B-2 Term Loans" and, together with the "Tranche B-1 Term Loans", the "$1.9 billion Term Loan B Facility"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances, and the third quarter of 2016. The Term Loans are initially guaranteed by the Company and certain existing and future subsidiaries of DFH (in provisional liquidation) and are secured by certain assets of, and by a pledge of the stock of, DFH and the subsidiary guarantors. On July 26, 2013, the Company through its wholly-owned subsidiaries DFH (in provisional liquidation) and Drillships Projects Inc. entered into an incremental amendment to the $1,800,000 senior term loan for additional tranche B-1 term loans in an aggregate principal amount of $100,000.
On February 7, 2014, the Company refinanced its then existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.
$462 million Senior Secured Credit Facility
On February 13, 2015, the Company's wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into a secured term loan facility agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, for up to $475,000 to partially finance the construction costs of the Ocean Rig Apollo. This facility has a 5 year term and bears interest at LIBOR plus a margin. On March 3, 2015, the Company drew down an amount of $462,000 under this facility and pledged restricted cash of $15,000, as of June 30, 2016, associated with the respective loan. On February 11, 2016, the client of the Ocean Rig Apollo sent to the Company a notice of termination. Under the $462,000 Senior Secured Credit Facility, the Company was required to find a new Satisfactory Drilling Contract (as defined in the loan agreement) by May 21, 2016. The Company did not secure a new drilling contract for the Ocean Rig Apollo and, therefore, was required to make a mandatory prepayment of approximately $145,894 on August 22, 2016.
On August 31, 2016, the Company's wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into an amendment to the term loan facility agreement in consideration for the lenders agreeing: (i) to reduce the amount of the mandatory prepayment from $145,894 to $125,000; (ii) to release the Company as Guarantor and from all obligations, actual or contingent, joint or several, now or at any time outstanding; (iii) to waive any existing breaches and, (iv) the cold-stacking of the drilling unit. Furthermore, a trust was formed, namely "Drillship Alonissos Stock Trust" (the "Trust"), in which the Company has transferred the shares of Drillship Alonissos Shareholders Inc. together with the shares of Drillship Alonissos Owners Inc., previously held by Drillship Alonissos Shareholders Inc. Additionally, the repayment schedule of the loan was altered to include a cash sweep term authorizing the lenders to transfer any excess cash flow on a monthly basis, as a prepayment pro rata across the loan, therefore, leading to the full repayment of the loan by June 2018, whereas according to the initial repayment schedule it would have been fully repaid by June 2020. Following the repayment, the Trust, will be dissolved and shares will be returned to their initial holders.
The Company's outstanding debt is secured by, among other things, first priority mortgages over the Company's operating drilling units, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation relating to such drilling units and a pledge of the shares of capital stock of certain of the Company's subsidiaries.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

9. Long-term Debt (continued):
Certain of the Company's debt instruments contain financial covenants, minimum coverage ratio requirements and minimum liquidity and restrict, without the lender's prior consent, the Company's and its subsidiaries ability to, among other things, pay dividends, change the management and ownership of its drilling units, incur additional indebtedness, incur and create liens on its assets, change in the general nature of the Company's business and require that the Company maintain an established place of business in the United States or the United Kingdom.
Total interest and debt amortization cost incurred on long-term debt for the six-month periods ended June 30, 2016 and 2017, amounted to $129,791 and $136,118 respectively, of which $12,361 and $17,475 respectively, were capitalized as part of the cost of the drilling units under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying condensed consolidated statement of operations.
The Company's weighted average interest rates on the above bank loans and notes were 6.12% and 6.45%, as of June 30, 2016, and 2017, respectively.
The bank loans are payable in U.S. Dollars in quarterly and monthly instalments with balloon payments due at maturity between June 2018 to July 2021.
The annual principal payments required to be made after June 30, 2017, including balloon payments, totaling $3,852,565 due through June 2018, are as follows:

June 30, 2018	3,852,565
Total principal payments	3,852,565
Less: Financing fees	(52,041)
Total debt	$3,800,524

10. Financial Instruments and Fair Value Measurements:
ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. The Company recognizes all derivative instruments as either assets or liabilities at fair value on its condensed consolidated balance sheets.
Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying unaudited interim condensed consolidated statement of operations.
The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company also enters from time to time into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. All of the Company's derivative transactions are entered into for risk management purposes.
During the year ended December 31, 2016, the Company terminated all interest rate swaps and there were no interest rate swaps outstanding as of June 30, 2017.
During the six-month periods ended June 30, 2016 and 2017, the losses transferred from accumulated other comprehensive income in the accompanying unaudited interim condensed consolidated statements of operations were $518 and $nil, respectively.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements (continued):
The effects of derivative instruments not designated or qualifying as hedging instruments on the unaudited interim condensed consolidated statements of operations is as follows:
		Amount of Loss
Derivatives not designated as hedging instruments	Location of Loss Recognized	Six month period ended June 30, 2016	Six month period ended June 30, 2017
Interest rate swaps	Loss on interest rate swaps	$(6,547)	$-
The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, and accounts payable and other current liabilities and due to/due from related parties reported in the condensed consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts.  Assets and liabilities held for sale are stated at the lower of their carrying amounts or fair values less costs to sell. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The 7.25% Senior Unsecured Notes, the Drill Rigs Senior Notes and the Term Loan B Facilities have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter market). While the $462 million Senior Secured Credit Facility, has a floating rate on LIBOR and its' carrying value is approximately the same as its' fair market value.
The estimated fair value of the above 7.25% Senior Unsecured Notes, Drill Rigs Senior Notes, $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility at December 31, 2016, was approximately $51,080, $201,129, $1,156,958 and $1,002,304, respectively. For the aforementioned senior notes and term loans their carrying value net of finance fees as at December 31, 2016, was $129,844, $457,745, $1,804,272 and $1,248,747, respectively.
The estimated fair value of the above 7.25% Senior Unsecured Notes, Drill Rigs Senior Notes, $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility at June 30, 2017, was approximately $15,963, $130,736, $1,191,775 and $1,056,778, respectively. For the aforementioned senior notes and term loans their carrying value net of finance fees as at June 30, 2017, was $130,076, $459,040, $1,803,906 and $1,247,677, respectively.
The guidance for fair value measurement applies to all assets and liabilities that are being measured and reported on a fair value basis.  This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories.
Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:
Level 1--Quoted market prices in active markets for identical assets or liabilities.
Level 2--Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3--Unobservable inputs that are not corroborated by market data.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11. Common Stock and Additional Paid-in Capital:
General
On April 24, 2017, the Company's Annual General Meeting of Shareholders (the "Meeting"), approved the increase in the Company's authorized share capital of one billion (1,000,000,000) common shares of a par value of US$0.01 each and five hundred million (500,000,000) preferred shares of a par value of US$0.01 each to one trillion (1,000,000,000,000) common shares of a par value of US $0.01 each and five hundred million (500,000,000) preferred shares of a par value of US$0.01 each.
Following such Meeting and as of June 30, 2017, the Company's authorized capital stock consisted of 1,000,000,000,000 common shares and 500,000,000 preferred shares par value $0.01 per share.
All Company's common stock has equal voting rights and participates equally in dividend distributions.
Treasury stock
During the year ended December 31, 2015, the Company exchanged the $120,000 Exchangeable Promissory Note for an aggregate amount of 22,222,222 of the Company's shares owned by DryShips (Note 4). These shares were not retired and are held as treasury stock.
On April 5, 2016, the Company's unrestricted subsidiary, Ocean Rig Investments Inc., purchased 56,079,533 shares of the Company's common stock previously held by DryShips (Note 4). These shares were not retired and are treated as treasury stock for accounting purposes since under U.S. GAAP the parent's shares purchased by a subsidiary are treated as treasury shares. The Company is incorporated in the Cayman Islands. Under Cayman Islands law, shares of a parent company held by a subsidiary company are not characterized as treasury shares, are entitled to vote and be counted in determining the total number of outstanding shares in the Company.
12. Interest and Finance Costs:
The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:
	Six-month period ended June 30,
	2016	2017
Interest costs on long term debt	$118,759	$132,173
Amortization and write off of financing fees	11,032	9,424
Discount on receivable from drilling contract	(1,816)	(308)
Capitalized borrowing costs	(12,361)	(17,474)
Commissions, commitment fees and other financial expenses	364	542
Total	$115,978	$124,357

13. Income Taxes:
Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which the Company operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

14. Earnings per share:
	Six-month period ended June 30,
	2016			2017
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income	$444,088	-	-	$149,191	-	-

Less: Non-vested common stock dividends declared and undistributed earnings	(1,297)	-	-	(181)	-	-

Basic and diluted EPS Income attributable to common stockholders	$442,791	111,726,952	3.96	$149,010	82,485,348	1.81

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings/ loss are participating securities and, thus, are included in the two-class method of computing earnings per share for the six-month periods ended June 30, 2016 and 2017. For the six-month period ended June 30, 2016 and 2017, non-vested participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive.
If Company's restructuring plan (Note 3) is completed, common stock or common stock equivalents will be issued thereby diluting currently equity interests.

15. Commitments and Contingencies:
15.1 Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.
As part of the Company's normal course of operations, the Company's customer may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
OCR Falklands Drilling Inc., a subsidiary of the Company, commenced arbitration proceedings against Premier Oil Plc. and Noble Energy Falklands Ltd. for terminating the contract on February 12, 2016, for the drilling unit Eirik Raude. Subsequently, the parties reached a commercial agreement to amicably settle this matter and a Settlement Agreement dated February 6, 2017, was entered into among the parties.
HPOR Servicos De Consultaria Ltda ("HPOR") on September 1, 2016, commenced arbitration proceedings against, amongst others, the Company seeking payment of certain commissions that HPOR is alleging were due by, amongst others, the Company for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. The Company is disputing such allegations and has counterclaimed repayment of the commission already paid to HPOR.
On March 7, 2016, two of the Company's subsidiaries commenced arbitration proceedings against Total E&P Angola for the termination of the contract with the drilling unit Ocean Rig Olympia.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2016 and 2017
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

15. Commitments and Contingencies (continued):
On December 22, 2016, Mayze Services Limited ("Mayze") issued a claim before the English High Court of Justice against the Company and others seeking payment of GBP 5,230,074.13 in respect of fees allegedly owed in connection with marketing services provided by Mayze to the Company. We are in the process of defending these proceedings.
On August 31, 2017, a lawsuit was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain of the Company's creditors against, among others, two subsidiaries of the Company, two of the Company's executive officers, the Company's manager TMS Offshore Services Ltd. and other parties. The complaint alleges nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202.  We will respond to the complaint by the appropriate deadline to be set in the future. The Company and its management believe that the complaint is without merit and plan to vigorously defend ourselves against the allegations.
Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.
15.2 Purchase Obligations:
The following table sets forth the Company's contractual purchase obligations for the Ocean Rig Santorini and the Ocean Rig Crete, as of June 30, 2017.
	2018	2019	Total
Drilling units building contracts	$417,931	520,165	$938,096
Total obligations	$417,931	520,165	$938,096

16. Subsequent Events:
16.1 On July 17, 2017 and September 5, 2017, Lundin Norway AS ("Lundin"), has declared their third and fourth option, respectively, to extend the existing contract of the Leiv Eiriksson. The drilling unit now has firm employment until December of 2017 and should Lundin exercise its additional six one-well options, currently un-declared, the drilling unit could be employed until the first quarter of 2019.

16.2 The Directions Hearing relating to the Company's restructuring was held on July 11, 12 and 13, 2017, while on July 21, 2017, the Grand Court of the Cayman Islands has directed that four separate meetings (the "Scheme Meetings") be convened of certain creditors of DFH, UDW, DRH and DOV (each in provisional liquidation) for the purpose of considering and approving, a scheme of arrangement (together the "Schemes") in respect of each company. On August 11, 2017, the Scheme Meetings of the Scheme Creditors of each of DFH, UDW, DRH and DOV (each in provisional liquidation) were held for the purpose of approving the schemes of arrangement proposed in respect of each of the Scheme Companies. The Scheme Meetings were approved by the relevant majorities of Scheme Creditors being a majority in number representing at least 75% in value of those present and voting. On August 25, 2017, the U.S. Bankruptcy Court has issued a memorandum opinion and an order granting recognition of the provisional liquidation and scheme of arrangement proceedings of the Company and its subsidiaries, DRH, DFH, and DOV (each in provisional liquidation) pending in the Grand Court of the Cayman Islands as foreign main proceedings, and of the JPLs as the foreign representatives of the Scheme Companies in the United States. If the Schemes are approved by the Cayman Court, the U.S. Bankruptcy Court will conduct a hearing on September 20, 2017, to consider the entry of an order giving full force and effect to the Schemes in the United States. The sanction hearing for each of the Schemes by the Grand Court of Cayman was heard on September 4, 2017 (through to September 6, 2017). If the Schemes are approved by the Cayman Court, it is anticipated that the Restructuring Effective Date will occur towards the end of September 2017.